www.umc.com

Exhibit

Exhibit Description

99.1 Announcement on 2025/04/15: Announcement of the Company's Board Meeting Date of Q1, 2025 Consolidated Financial Report

99.2 Announcement on 2025/04/23: Announcement of board meeting approved the consolidated financial statements for the first quarter of 2025

99.3 Announcement on 2025/04/23: The board meeting approved capital budget execution

99.4 Announcement on 2025/04/23: The Board of Directors Approved the Cancellation of Restricted Shares to Employees Stock Awards

99.5 Announcement on 2025/04/23: The Board of Directors resolved the issuance of unsecured straight corporate bonds

99.6 Announcement on 2025/04/23: The Board of Directors resolved to release the managerial officer from non-competition restrictions

99.7 Announcement on 2025/04/23: UMC announced its operating results for the first quarter of 2025

Exhibit 99.1

Announcement of the Company's Board Meeting Date of Q1, 2025 Consolidated Financial Report

1. Date of a notice of the board of directors meeting is issued: 2025/04/15

2. Expected date of the board of directors meeting is convened: 2025/04/23

3. Expected year and quarter of the financial reports or the annual self-assessed financial information submitted to the board of directors or approved by the board of directors:

Q1, 2025 Consolidated Financial Report

4. Any other matters that need to be specified: None

Exhibit 99.2

Announcement of board meeting approved the consolidated financial statements for the first quarter of 2025

1. Date of submission to the board of directors or approval by the board of directors: 2025/04/23

2. Date of approval by the audit committee: 2025/04/23

3. Start and end dates of financial reports or annual self-assessed financial information of the reporting period (XXXX/XX/XX~XXXX/XX/XX): 2025/01/01~2025/03/31

4. Operating revenue accumulated from 1/1 to end of the period (thousand NTD): 57,858,957

5. Gross profit (loss) from operations accumulated from 1/1 to end of the period (thousand NTD): 15,446,645

6. Net operating income (loss) accumulated from 1/1 to end of the period (thousand NTD): 9,785,901

7. Profit (loss) before tax accumulated from 1/1 to end of the period (thousand NTD): 9,346,571

8. Profit (loss) accumulated from 1/1 to end of the period (thousand NTD): 7,743,239

9. Profit (loss) during the period attributable to owners of parent accumulated from 1/1 to end of the period (thousand NTD): 7,776,741

10. Basic earnings (loss) per share accumulated from 1/1 to end of the period (NTD): 0.62

11. Total assets end of the period (thousand NTD): 572,962,283

12. Total liabilities end of the period (thousand NTD): 182,133,652

13. Equity attributable to owners of parent end of the period (thousand NTD): 390,604,898

14. Any other matters that need to be specified: NA

Exhibit 99.3

The board meeting approved capital budget execution

1. Date of the resolution of the board of directors or shareholders meeting: 2025/04/23

2. Content of the investment plan: capital budget execution

3. Projected monetary amount of the investment: NT$ 1,127 million

4. Projected date of the investment: by capital budget plan

5. Source of capital funds: working capital

6. Specific purpose: capacity deployment

7. Any other matters that need to be specified: none

Exhibit 99.4

The Board of Directors Approved the Cancellation of Restricted Shares to Employees Stock Awards

1. Date of the board of directors’ resolution: 2025/04/23

2. Reason for capital reduction:

The Restricted shares to employees will be returned to the Company and cancelled due to non-fulfillment of the vesting conditions.

3. Amount of capital reduction: NT$18,513,140

4. Cancelled shares: 1,851,314 shares

5. Capital reduction percentage: 0.0147%

6. Share capital after capital reduction: NT$125,565,077,040

7. Scheduled date of the shareholders meeting: N/A

8. Estimated no. of listed common shares after issuance of new shares upon capital reduction: N/A

9. Estimated ratio of listed common shares after issuance of new shares upon capital reduction to outstanding common shares: N/A

10. Please explain any countermeasures for lower circulation in shareholding if the aforesaid estimated no. of listed common shares upon capital reduction does not reach 60 million and the percentage does not reach 25%: N/A

11. The record date for capital reduction: 2025/04/23

12. Any other matters that need to be specified: None

Exhibit 99.5

The Board of Directors resolved the issuance of unsecured straight corporate bonds

1. Date of the board of directors’ resolution: 2025/04/23

2. Name [issue no.__ of (secured, unsecured) corporate bonds of ___________ (company)]:

United Microelectronics Corporation unsecured straight corporate bonds

3. Whether to adopt shelf registration (Yes/No): No

4. Total amount issued: no more than NT$20,000 million

5. Face value per bond: temporarily set at NT$1 million each

6. Issue price: at par

7. Issuance period: To be decided based on market condition

8. Coupon rate: To be decided based on market condition

9. Types, names, monetary values and stipulations of collaterals: N/A

10. Use of the funds raised by the offering and utilization plan:

environmental protection related expenditures and/or purchase of equipment and/or repay debts

11. Underwriting method: Public offering

12. Trustees of the corporate bonds: To be decided

13. Underwriter or agent: To be decided

14. Guarantor(s) for the issuance: None

15. Agent for payment of the principal and interest: To be decided

16. Certifying institution: None

17. Where convertible into shares, the rules for conversion: N/A

18. Sell-back conditions: None

19. Buyback conditions: None

20. Reference date for any additional share exchange, stock swap, or subscription: N/A

21. Possible dilution of equity in case of any additional share exchange, stock swap, or subscription: N/A

22. Any other matters that need to be specified:

UMC Chairman, or the person delegated by the UMC Chairman, is authorized to decide or adjust the details about the total issue amount (can be in installments), the issue date, pricing, and other relevant terms.

Exhibit 99.6

The Board of Directors resolved to release the managerial officer from non-competition restrictions

1. Date of the board of directors’ resolution: 2025/04/23

2. Name and title of the managerial officer with permission to engage in competitive conduct:

(1) Francia, Hsu, Vice President

(2) JT Lin, Vice President

(3) Olivia Liao, Vice President & General Counsel

3. Items of competitive conduct in which the officer is permitted to engage:

(1) Francia, Hsu, Vice President

To act as the director of Wavetek Microelectronics Corporation

(2) JT Lin, Vice President

To act as the director of Wavetek Microelectronics Corporation

(3) Olivia Liao, Vice President & General Counsel

To act as the independent director of DIGITIMES Inc.

4. Period of permission to engage in the competitive conduct: Employment period

5. Circumstances of the resolution (please describe the results of voting in accordance with Article 32 of the Company Act): Approved

6. If the permitted competitive conduct belongs to the operator of a mainland China area enterprise, the name and title of the managerial officer (if it is not the operator of a mainland China area enterprise, please enter “N/A” below): N/A

7. Company name of the mainland China area enterprise and the officer’s position in the enterprise: N/A

8. Address of the mainland China area enterprise: N/A

9. Operations of the mainland China area enterprise: N/A

10. Impact on the company’s finance and business: None

11. If the managerial officer has invested in the mainland China area enterprise, the monetary amount of the investment and the officer’s shareholding ratio: None

12. Any other matters that need to be specified: None

Exhibit 99.7

UMC announced its operating results for the first quarter of 2025

1. Date of occurrence of the event: 2025/04/23

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

UMC Reports First Quarter 2025 Results

22nm revenue surges 46% QoQ on display driver and networking chip demand

Inauguration of new Singapore fab to support future 22nm growth

First Quarter 2025 Overview:

‧Revenue: NT$57.86 billion (US$1.74 billion)

‧Gross margin: 26.7%; Operating margin: 16.9%

‧Revenue from 22/28nm: 37%

‧Capacity utilization rate: 69%

‧Net income attributable to shareholders of the parent: NT$7.78 billion (US$234 million)

‧Earnings per share: NT$0.62; earnings per ADS: US$0.093

Taipei, Taiwan, ROC – April 23, 2025 – United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the first quarter of 2025.

First quarter consolidated revenue was NT$57.86 billion, decreasing 4.2% from NT$60.39 billion in 4Q24. Compared to a year ago, 1Q25 revenue increased 5.9%. Consolidated gross margin for 1Q25 was 26.7%. Net income attributable to the shareholders of the parent was NT$7.78 billion, with earnings per ordinary share of NT$0.62.

Jason Wang, co-president of UMC, said, “Our results in the first quarter were in line with previous guidance, with flattish wafer shipments and the one-time pricing adjustment at the beginning of the year to reflect market conditions. First-quarter highlights include 22/28nm revenue hitting a record high, representing 37% of total sales. That was driven by a 46% quarter-over-quarter increase in 22nm revenue from products such as OLED display driver ICs, image signal processors as well as digital TV, WiFi and audio codec chips. We expect customers to tape-out additional 22nm products in the coming quarters as customers increasingly migrate to our 22nm logic and specialty platforms for next-generation applications. Earlier this month, we also officially inaugurated our new Singapore Phase 3 fab, which will provide additional 22nm capacity to support future growth. Pilot runs are underway and is on schedule to ramp up to volume production early 2026. The expansion in Singapore also further broadens our geographic diversification, enabling customers to strengthen their supply chain resilience. In February, our Board of Directors proposed a cash dividend of NT$2.85 per share, which is subject to approval from shareholders in the upcoming annual general meeting.”

Co-president Wang added, “Looking ahead to the second quarter, we are expecting a moderate rebound in demand across all segments according to near-term alignment with customers. Beyond that, we are cautious about wafer demand projections as policies and markets are still adjusting to the recent tariff announcements. To navigate this challenging environment, we are working closely with customers to monitor trends in end market demand. We are also strengthening our competitive advantages by focusing on execution of key technology projects, such as the 12nm collaboration with U.S. partner, and ensuring our customers have access to geographically diverse manufacturing options. In addition, we are implementing cost reduction plans and accelerating AI and intelligent manufacturing systems to enhance operational efficiency. Through these key focuses, we are confident that UMC can maintain our financial and business resilience.”

Co-president Wang said, “In the first quarter, UMC was honored to receive high ratings in two key sustainability benchmarks. In the Sustainability Yearbook 2025 published by S&P Global, UMC is the only semiconductor company globally to earn the ‘Top 1%’ ranking based on the company’s Corporate Sustainability Assessment (CSA) score. UMC also stood out in the CDP’s annual assessment as the sole semiconductor company to be awarded the highest ‘A’ rating in both Climate Change and Water Security categories.”

Second Quarter 2025 Outlook & Guidance

‧Wafer Shipments: Will increase by 5-7%

‧ASP in USD: Will remain flat

‧Gross Profit Margin: Will be approximately 30%

‧Capacity Utilization: mid-70% range

‧2025 CAPEX: US$1.8 billion

6. Countermeasures: N/A

7. Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 9 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): N/A